EXHIBIT 99.1
RESPONSE TO THE REQUESTED DISCLOSURE FROM KRX
Regarding POSCO’s plan for construction integrated steel mill in Vietnam
     The Company has had preliminary review about construction of integrated steel mill in Vietnam. When any other decision is made, the disclosure will be made within 6 months.